PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

May 10, 2013

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II—Request for Withdrawal of Post-Effective Amendments Nos. 49, 66, 70, 73, 76, 79, 82, 85, 89, 91, 94, 97, 100, 103, 106, 109, 114, 116, 121, 125, 130, 134, 138, 143, 147, 152, 157, 161, 166, 170, 175, 180, 184, 190, 199, 207, 211, 220, 225, 230, 237, 245, 254, 263, 268, 277, 286, 295, 303, 310, 318, 323, 328, 338, 343, 348, 356, 364, 370, 378, 385, 394 and 402 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-138490 and 811-21977)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-138490 and 811-21977) relating to the PowerShares Ireland Portfolio (the “Fund”):

Filing Date	Accession Number
June 6, 2008	0001104659-08-038554
August 15, 2008	0001104659-08-053338
September 12, 2008	0001104659-08-058368
October 10, 2008	0001104659-08-063570
November 7, 2008	0001104659-08-068923
December 5, 2008	0001104659-08-074928
January 2, 2009	0001104659-09-000047
January 30, 2009	0001104659-09-005238
February 27, 2009	0001104659-09-013158
March 27, 2009	0001104659-09-020600
April 24, 2009	0001104659-09-026022
May 22, 2009	0001104659-09-034436
June 19, 2009	0001104659-09-039007
July 17, 2009	0001104659-09-043604
August 14, 2009	0001104659-09-049785
September 11, 2009	0001104659-09-054123
October 9, 2009	0001104659-09-058435

November 6, 2009	0001104659-09-063164
December 4, 2009	0001104659-09-068587
December 31, 2009	0001104659-09-072063
January 29, 2010	0001104659-10-003803
February 26, 2010	0001104659-10-010325
March 26, 2010	0001104659-10-016679
April 23, 2010	0001104659-10-021401
May 21, 2010	0001104659-10-030060
June 18, 2010	0001104659-10-034507
July 16, 2010	0001104659-10-038315
August 13, 2010	0001104659-10-044363
September 10, 2010	0001104659-10-048092
October 8, 2010	0001104659-10-051832
November 5, 2010	0001104659-10-056428
December 3, 2010	0001104659-10-061098
December 30, 2010	0001104659-10-064783
January 28, 2011	0001104659-11-003662
February 25, 2011	0001104659-11-010151
March 25, 2011	0001104659-11-016705
April 21, 2011	0001104659-11-021693
May 20, 2011	0001104659-11-030588
June 17, 2011	0001104659-11-035420
July 14, 2011	0001104659-11-039102
August 12, 2011	0001104659-11-046527
September 9, 2011	0001104659-11-051112
October 7, 2011	0001104659-11-055354
November 4, 2011	0001104659-11-061095
November 18, 2011	0001104659-11-065140
December 16, 2011	0001104659-11-069877
January 13, 2012	0001104659-12-001960
February 10, 2012	0001104659-12-008428
March 9, 2012	0001104659-12-016962
April 6, 2012	0001104659-12-024184
May 4, 2012	0001104659-12-033223
May 21, 2012	0001104659-12-038681
June 1, 2012	0001104659-12-041155
June 29, 2012	0001104659-12-046876
July 27, 2012	0001104659-12-051784
August 24, 2012	0001104659-12-059976
September 21, 2012	0001104659-12-064768
October 19, 2012	0001104659-12-070117
November 16, 2012	0001104659-12-078548
December 14, 2012	0001104659-12-084194
January 11, 2013	0001104659-13-002005
February 8, 2013	0001104659-13-008799
March 11, 2013	0001104659-13-019106
April 10, 2013	0001104659-13-028299

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of the Fund.  No securities have been issued or sold in connection with the Amendments.

If you have any questions, please feel free to contact Mark Greer at (312) 807-4393. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ Andrew Schlossberg
Title:	Andrew Schlossberg, President